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                             ARTISAN ENTERTAINMENT
                              2700 Colorado Avenue
                             Santa Monica, CA 90404

                                 March 14, 2001


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:   Kara A. Sandler
             Penny Somer-Grief
             Dave Humphrey

       Re:   Artisan Entertainment Inc.
             Registration Statement on Form S-1
             File No. 333-30722
             ------------------

Dear Ladies and Gentleman:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Artisan Entertainment Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-30722), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $.01 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the commission consenting thereto."

     Please address any questions you may have to Eva H. Davis, Esq. or JoLee M. Adamich, Esq. of Kirkland & Ellis at telephone number (213) 680-8400 or facsimile number (213) 680-8500.

     Thank you for your assistance with this matter.

                                     Sincerely yours,


                                     By: /s/ Geoffrey S. Rehnert
                                        ---------------------------------------
                                         Geoffrey S. Rehnert
                                         Chairman of the Board and Director

                                     By: /s/ Marc B. Wolpow
                                        ---------------------------------------
                                         Marc B. Wolpow
                                         Director

                                     By: /s/ Amir J. Malin
                                        ---------------------------------------
                                         Amir J. Malin
                                         Chief Executive Officer and Director
                                         (Principal Executive Officer)

                                     By: /s/ William S. Kirsch, P.C.
                                        ---------------------------------------
                                         William S. Kirsch, P.C.
                                         Director

                                     By: /s/ Jeremy Hogue
                                        ---------------------------------------
                                         Jeremy Hogue
                                         Director

                                     By: /s/ James E. Keegan
                                        ---------------------------------------
                                         James E. Keegan
                                         Executive Vice President and Chief
                                         Officer (Principal Financial Officer)

cc:  Ken Schapiro (Artisan Entertainment)